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                                                                EXHIBIT(A)(5)(C)

                           SHAW INDUSTRIES, INC. LOGO

                                 MARCH 13, 2000

To Our Shareholders:

     Shaw Industries, Inc. is offering to purchase up to 12,000,000 shares of its common stock including the associated rights to purchase preferred stock, or approximately 9.0% of the currently outstanding shares, from existing shareholders. The price will not be in excess of $13.50 nor less than $11.50 per share. Shaw is conducting the tender offer through a procedure commonly referred to as a modified "Dutch Auction." This allows you to select the price within the specified price range at which you are interested in selling your shares to Shaw. At the conclusion of the offer and receipt of tenders, Shaw will determine the lowest price within the price range that will enable it to purchase up to 12,000,000 shares. The same purchase price will be paid for all shares purchased in the offer.

     On March 10, 2000, the last trading day prior to the announcement of the terms of the offer, the closing price per share on the New York Stock Exchange was $11 5/16. Any shareholder whose shares are purchased in the offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open market sales. Any shareholders owning an aggregate of less than 100 shares whose shares are purchased pursuant to the offer will avoid the applicable odd lot discounts payable on sales of odd lots on the securities exchanges.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. If you desire to tender your shares, the instructions on how to tender shares are also explained in detail in the accompanying materials.

     Neither Shaw nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering their shares or as to the purchase price of any tender. Each shareholder must make such shareholder's own decision whether to tender shares and, if so, how many shares and at what price or prices shares should be tendered. Shaw has been advised that none of its directors or executive officers intends to tender any shares pursuant to the offer.

                                          Sincerely,

                                          /s/ Robert E. Shaw

                                          Robert E. Shaw
                                          Chairman of the Board and
                                          Chief Executive Officer